

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

January 27, 2017

Lynn A. Dumais
Vice President and Chief Financial Officer
First MetLife Investors Insurance Company
200 Park Avenue
New York, NY 10166-0188

>   **Re: First MetLife Investors Insurance Company**
>   **Amendment No. 2 to Form 10-12G**
>   **Filed January 20, 2017**
>   **File No. 000-55705**

Dear Ms. Dumais:

We have reviewed your amended filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this comment, we may have additional comments.

Item 2. Financial Information
Unaudited Pro Forma Condensed Financial Statements, page 64

1.   We note the January 13, 2017 regulatory approval to execute a novation and assignment of a variable annuity reinsurance agreement with MLIC and its exclusion from the pro forma financial statements because the impacts cannot be accurately estimated. Further, we note your current expectation that there will be a material loss at the inception of this transaction. Given your expectation and close proximity to the transaction's February 1, 2017 expected effective date, we

are unclear why you are unable to make an accurate estimate. Please revise to include the impact of this transaction on your pro forma financial statements in your next amendment.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Bonnie Baynes at (202) 551-4924 or Sharon Blume at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Josh Samples at (202) 551-3199 or Suzanne Hayes at (202) 551-3675 with any other questions.

Sincerely,

/s/ Sharon M. Blume *for*

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance

cc: Benjamin Nixon
        Willkie Farr & Gallagher LLP